Exhibit 21.1

List of Registrant’s Subsidiaries as of June 30, 2010

Jurisdiction of
Name	Incorporation

Aeroflex Asia Ltd.	Hong Kong
Aeroflex Asia Pacific Ltd.	England
Aeroflex Burnham Ltd.	England
Aeroflex Cambridge Ltd.	England
Aeroflex Colorado Springs, Inc.	Delaware
Aeroflex France SAS	France
Aeroflex Gaisler AB	Sweden
Aeroflex GmbH	Germany
Aeroflex High Speed Test Solutions, Inc.	Delaware
Aeroflex / Inmet, Inc.	Michigan
Aeroflex Japan K.K.	Japan
Aeroflex / KDI, Inc.	Michigan
Aeroflex Limited	England
Aeroflex / Metelics, Inc.	California
Aeroflex Microelectronics (Nanjing) Co. Ltd.	China
Aeroflex Plainview, Inc.	Delaware
Aeroflex RAD, Inc.	New York
Aeroflex / Weinschel, Inc.	Michigan
Aeroflex Wichita, Inc.	Delaware
MicroMetrics, Inc.	New Hampshire
VI Technology, Inc.	Texas